EXHIBIT 99.1

North American Construction Group Ltd. Third Quarter Results Conference Call and Webcast Notification

ACHESON, Alberta, Oct. 19, 2023 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today that it will release its financial results for the third quarter ended September 30, 2023 on Wednesday, November 1, 2023 after markets close. Following the release of its financial results, NACG will hold a conference call and webcast on Thursday, November 2, 2023, at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time).

The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 81053277

A replay will be available through December 1, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 81053277
Playback Passcode: 053277

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the company’s website at www.nacg.ca/presentations/

The live presentation and webcast can be accessed at:
https://viavid.webcasts.com/starthere.jsp?ei=1640181&tp_key=810f9fb3e6

A replay will be available until December 1, 2023, using the link provided.

About the Company

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource and infrastructure construction markets.

About MacKellar Group

Established in 1966 based on humble family values MacKellar has earned an enviable reputation in the industry for performance and reliability. MacKellar specializes in heavy earthmoving equipment solutions and has a proud history of working on both mining and civil earthwork projects around Australia.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 960-7171
Email: ir@nacg.ca